EXHIBIT 3.2

Berkshire Hills Announces Governance Enhancements

Pittsfield, MA – December 16, 2016 – Berkshire Hills Bancorp, Inc. (NYSE: BHLB) today announced that its Board of Directors has amended the Company’s By-Laws to require annual election of all directors.  The Company also announced the retirement of board members Thomas R. Burton, Rodney C. Dimock, Susan M. Hill and Barton D. Raser, effective on December 15, 2016.

Following these departures, the Board will retain eleven members with significant financial industry experience and diverse skill sets and perspectives.

“Over the course of the last year, we have been engaging with our shareholders and evaluating the size, composition and organization of the Board.  This focus reflects the growth in our shareholder base, as well as the expansion of our footprint and business lines,” said Berkshire Chairman of the Board William J. Ryan.  “Going forward, we believe reducing the size of the Board and instituting annual elections for all board members creates a more agile, responsive and shareholder-friendly governance structure.  On behalf of the Board, I would like to thank Tom, Rod, Susan and Bart for their contributions to Berkshire, in particular their leadership and guidance over the years. We wish them all the best in their future endeavors.”

BACKGROUND
Berkshire Hills Bancorp is the parent of Berkshire Bank – America's Most Exciting Bank®. The Company, recognized for its entrepreneurial approach and distinctive culture, has approximately $9 billion in assets and 99 full service branch offices in Massachusetts, New York, Connecticut, Vermont, New Jersey and Pennsylvania providing personal and business banking, insurance, and wealth management services.  For more information, visit www.berkshirebank.com.

CONTACTS
Investor Relations Contact
Allison O’Rourke; Executive Vice President, Investor Relations Officer; 413-236-3149
Media Contact
Elizabeth Mach; First Vice President, Marketing Officer; 413-445-8391

BHLB – Berkshire Hills Bancorp                                                                                                                                                                                   www.berkshirebank.com